Exhibit 99.1
GUANGSHEN RAILWAY COMPANY LIMITED
(a joint stock limited company Incorporated in the People’s Republic of China)
(Stock Code: 525)
ANNOUNCEMENT
PURSUANT TO RULES 13.09(1) and (2) OF THE LISTING RULES

This announcement is made pursuant to Rules 13.09(1) and (2) of the Listing Rules.
Based on a preliminary estimation, the net profit of the Company for the year ended 31 December 2007 prepared in accordance with the New Accounting Standards is expected to increase by approximately 100% as compared with the same period of the previous year. Detailed audited financial information of the Company will be disclosed in the annual report of the Company for 2007.
As the information contained in this announcement is only a preliminary estimate of the Company and has not been audited by the Company’s certified public accountants, the shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.
This announcement is made by Guangshen Railway Company Limited (the “Company”) pursuant to Rules 13.09(1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).
The announcement will also be disseminated by the Company on the Shanghai Stock Exchange in accordance with the listing rules of the Shanghai Stock Exchange.

I. Estimated results for the reporting period

1	Period covered by the estimated results: From 1 January 2007 to 31 December 2007

2	Estimated results: a substantial increase as compared with the same period of the previous year

Based on a preliminary estimation, the net profit of the Company for the year ended 31 December 2007 prepared in accordance with the Accounting Standards for Enterprises promulgated by the Ministry of Finance of the People’s Republic of China in 2006 (the “New Accounting Standards”) is expected to increase by approximately 100 % as compared with the same period of the previous year. Detailed audited financial information of the Company will be disclosed in the annual report of the Company for 2007.

3	The estimated results have not been audited by certified public accountants.

II. Results for the corresponding period in the previous year (not adjusted in accordance with the New Accounting Standards)
     1     Net profit: approximately RMB710,869,000
     2     Earnings per share: RMB0.10
III. Reasons for the estimated improvement in results
Major reason for the estimated improvement in results for 2007 is that the railway transportation business between Guangzhou and Pingshi which was acquired from Guangzhou Railway Group Yang Cheng Railway Industrial Development Company (previously known as Guangzhou Railway Group Yang Cheng Railway Company ), has been consolidated into the Company’s accounts since 1 January 2007. Accordingly, the assets of the Company were expanded.
IV. Special note
The pro forma combined net profit estimation of the Company for 2006 as stated in the Company’s prospectus issued on 21 December 2006 in relation to the listing of its A shares (the “Prospectus”) was approximately RMB1,435,673,000 (for details, please refer to Chapter 10, section 4 headed “Profit Forecast” in the Prospectus, of which is available for viewing at www.sse.com.cn or www.gsrc.com). Compared against this, the estimated net profit for 2007 is at a similar level as such pro forma combined net profit estimation for 2006.
As the information contained in this announcement is only a preliminary estimate of the Company and has not been audited by certified public accountants, the shareholders and investors of the Company are advised to exercise caution when dealing in the shares of the Company.

By Order of the Board of Guangshen Railway Company Limited Guo Xiangdong Company Secretary
Shenzhen, the PRC
18 January 2008
As at the date of this announcement, the Board comprises:
Executive Directors
He Yuhua
Yang Yiping
Yang Jinzhong
Non-executive Directors
Cao Jianguo
Wu Houhui
Wen Weiming
Independent Non-executive Directors
Chang Loong Cheong
Deborah Kong
Wilton Chau Chi Wai